Höganäs

SEC Mail Processing
Section

JUL 30 2010

2010-07-20 Washington, DC
110

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA



Attention: Special Counsel, Office of
International Corporate Finance

SUPPL

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,

HÖGANÄS AB (publ)



Christel Hübinette

Encl. Interim Report January – June 2010



Postal address: Höganäs AB (publ.) | SE-263 83 Höganäs | Sweden
VAT No. SE-556005-0121 | Reg.Office: Höganäs | Tel +46 42 33 80 00 | Fax +46 42 33 80 80 | www.hoganas.com


Rule 12g3-2(b)
File No. 82-3759
Höganäs

INTERIM REPORT

1 January – 30 June 2010

Second quarter 2010 (compared to corresponding period of previous year)

- Net sales were MSEK 1,783 (1,098) in the quarter, up 62% year on year. Sales volumes were 55% higher. Demand conditions continued to improve somewhat on the first quarter, largely due to good progress in Asia and South America.
- Operating income was MSEK 333 (54) and income after tax was MSEK 246 (37). Volume expansion and positive effects of cost savings had a favourable effect on income.
- Earnings per share for the quarter were SEK 7.07 (1.05).
- Cash flow from operating activities was MSEK 222 (297). Higher sales volumes and escalating metal prices led to increased working capital requirements, which had a negative effect on cash flow in the period.

1 January – 30 June 2010 (compared to corresponding period of previous year)

- Net sales were MSEK 3,331 (2,014) in the period, up 65% year on year. Sales volumes were 72% higher.
- Operating income was MSEK 615 (-57) and income after tax was MSEK 453 (-53).
- Earnings per share for the period were SEK 13.02 (-1.53).
- Cash flow from operating activities was MSEK 316 (439).
- In the period, the net debt/equity ratio multiple reduced to 37% from 43%.
- Overall, the outlook is unchanged compared to the assessment presented in the Interim Report for the first quarter. The market is strong in Asia and South America, while a gradual recovery, albeit at an uncertain rate, is expected in North America. However, Höganäs judges that underlying demand in Europe will remain weak.

CEO's comments — second quarter: sustained firm demand and new initiative on a unique electric motor

The market continued to improve across most of our regions in the second quarter. But the demand conditions for the remainder of 2010 remain uncertain, especially in Europe. Höganäs has retained its sharp cost focus over the sales recovery of the past 12 months, which has resulted in gradual income gains, giving us strength for our future.

We are making strategic investments in new development segments, through channels including reinforcing our organization with new resources and competences. Our initiatives to develop applications based on metal powder technology, what we call the "Power of Powder", resulted in us being able to launch a new generation of electric motors in the quarter, which we have developed ourselves especially for electric bicycles and light vehicles. These are highly efficient and very compact motors for direct power transmission without gearboxes. We want to demonstrate that we have the technology to support the development of innovative applications for electric motors with this bicycle motor.

Income highlights

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Net sales	1 783	1 098	3 331	2 014	5 888	4 571
Operating income	333	54	615	-57	970	298
Operating margin, %	*18,7*	*4,9*	*18,5*	*neg*	*16,5*	*6,5*
Earnings before tax	**327**	**49**	**601**	**-70**	**942**	**271**
Tax	-81	-12	-148	17	-230	-65
Net income	**246**	**37**	**453**	**-53**	**712**	**206**
Earnings per share before dilution, SEK	7,07	1,05	13,02	-1,53	20,46	5,92
Earnings per share after dilution, SEK	7,07	1,05	13,02	-1,53	20,46	5,92
Return on capital employed, % (12 months)	-	-	-	-	*23,2*	*7,2*

Business areas

Net sales, MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Components	1 323	782	2 487	1 386	4 393	3 292
Consumables	460	316	844	628	1 495	1 279
Total	**1 783**	**1 098**	**3 331**	**2 014**	**5 888**	**4 571**

Operating income, MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Components	247	-4	460	-95	736	181
Consumables	86	18	155	-2	234	77
Group items[1]	0	40	0	40	0	40
Total	**333**	**54**	**615**	**-57**	**970**	**298**

Operating margin, %	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Components	18,7	*neg*	18,5	*neg*	*16,7*	5,5
Consumables	18,7	5,7	18,4	*neg*	15,7	6,0
Total	**18,7**	**4,9**	**18,5**	***neg***	**16,5**	**6,5**

[1] Sale of CO_2 rights.

Sales by geographical region

Net sales, MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Europe	570	372	1 094	689	1 955	1 550
America	549	304	1 016	610	1 755	1 349
Asia	664	422	1 221	715	2 178	1 672
Total	**1 783**	**1 098**	**3 331**	**2 014**	**5 888**	**4 571**

Höganäs in brief

Höganäs AB is the world's leading producer of iron and metal powders. Building on its clear vision of the possibilities of powder to improve efficiency, the consumption of resources and environmental impact across a raft of segments, the company has developed in-depth application skills.

Thus Höganäs can help create the automotive components, white goods, water and exhaust treatment products of the future in collaboration with its customers. Founded in 1797, the company had sales of MSEK 4,571 in 2009, and is quoted on NASDAQ OMX Stockholm's Mid Cap List.

For more information, visit our website: www.hoganas.com.

Group progress

NET SALES AND VOLUME

Net sales and volume by quarter


MSEK
Ton
1 800
1 500
1 200
900
600
300
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Sales volume
Net Sales

Volumes


R12 Ton
Ton
500 000
450 000
400 000
350 000
300 000
250 000
200 000
150 000
100 000
50 000
0
120 000
100 000
80 000
60 000
40 000
20 000
0
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Sales volume
Sales volume, rolling 12months

Metal prices


Nickel, USD/ton
Steel scrap, USD/ton
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
900
800
700
600
500
400
300
200
100
0
06/Q4 07/Q2 07/Q4 08/Q2 08/Q4 09/Q2 09/Q4 10/Q2
Nickel
Steel scrap

Exchange rates


SEK
SEK
12
10
8
6
4
2
0
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
USD/SEK
EUR/SEK
100 JPY/SEK

Second quarter 2010

Net sales in the second quarter were MSEK 1,783 (1,098) up 62% on the previous year. Sales volumes grew by 55%, while appreciation of the Swedish krona on the previous year had a negative currency effect of 4%. Market prices of our most important metals rose gradually in 2009, resulting in higher metal price surcharges in the second quarter 2010, and thus, a positive effect on sales.

The sales volume increase was strong compared to the corresponding period of 2009, when the volume recovery was still in an early phase after the financial crisis. Compared to the first quarter of 2010, volumes were somewhat higher on most markets. The sales increase in South America between the first and second quarters was very robust, partly due to some customers building up inventories. Demand in Asia remained strong. In Europe, volumes were somewhat higher than in the first quarter 2010. Some volume contraction was apparent in North America compared to the first quarter 2010 due to customers relocating the manufacture of certain products from the US to Asia.

The period January-June 2010

Net sales were MSEK 3,331 (2,014), up 65% year on year. Sales volumes expanded by 72%, while appreciation of the Swedish krona relative to the comparative period had a negative currency effect of 7%.

Metal price surcharges were higher during the first half-year 2010 than in the corresponding period of 2009. No general price increases over and above metal price surcharges were made in the first half-year 2010. Some positive pricing effect compared to the previous year was apparent nevertheless because price increases in 2009 were not fully implemented in the first half-year 2009.

Höganäs judges that market conditions have stabilised, and that activity levels were high in the first half-year right through the value chain, especially in Asia and South America. In Europe, the positive effect of stimulus packages was significant. The effect of discontinued car scrapping premiums has been countered to some extent by increased discounting from car producers or resellers. Conditions on export markets also improved, causing volume gains for the European export industry. A gradual increase in activity levels has occurred in North America since summer 2009. In Asia, stimulus measures to promote domestic demand have been gradually downscaled, but remained highly significant to volume expansion across industry in the first half-year 2010.

INCOME AND RETURNS

Gross profit by quarter



MSEK
SEK/ton
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Gross profit, MSEK
Gross profit, SEK/ton

Gross profit per ton



SEK/ton
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Gross profit, SEK/ton rolling 12 months
Gross profit, SEK/ton

Operating income by quarter



MSEK
MSEK
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Operating income
Operating income, rolling 12 months

Second quarter 2010

Gross profit was MSEK 522 (208). Higher sales volumes and cost savings resulted in significantly higher gross profit than the previous year. The additional contribution from higher sales volumes was some MSEK 270. Increased production volumes continued to enable improved cost absorption, also compared to the first quarter 2010. Combined with a sharp cost focus, this resulted in continued expansion of gross margins, and significantly higher gross margins than in the previous year.

Rising metal prices resulted in negative metal hedging earnings of MSEK -7 (-3). Higher sales volumes than forecast meant that metal hedging levels were below 100%, and not all metals are hedged, such as molybdenum and cobalt. Overall, this resulted in some inventory gains.

Exchange rates in the second quarter were less favourable than in the previous year because the Swedish krona appreciated significantly in 2009.

Earnings from currency forward contracts intended to hedge balance sheet positions in foreign currencies were MSEK -11 (-31), due to depreciation of the Swedish krona against the USD and JPY in the quarter, but were offset by positive exchange rate differences at revaluation with quarter-end exchange rates. The forward contracts intended to hedge payment flows had positive earnings due to a stronger Swedish krona in year-on-year terms, although the effect on cash flow was negative. Höganäs estimates that the total currency effect, i.e. on gross profit and other operating items, improved income by some MSEK 45 year on year. Other operating income and operating expenses were MSEK 0 (-3) overall. The figure for the previous year includes MSEK 40 from the sale of CO_2 emission rights and significant losses on long euro forward contracts (from 2005).

Operating income was MSEK 333 (54). The second-quarter operating margin was 18.7% (4.9), a continued improvement quarter on quarter primarily due to better absorption of fixed costs.

Income before tax was MSEK 327 (49). Income after tax was MSEK 246 (37).

The period January-June 2010

Gross profit was MSEK 976 (278). The additional contribution from higher sales volumes was some MSEK 640. Cost absorption was very positive because Höganäs was able to manage the sales increase without making significant investments.

Rising metal prices resulted in negative metal hedging earnings of MSEK -7 (-3), but there were also temporary inventory gains, which more than offset this. The earnings from metal hedges were marginal in the first half-year 2009, although the rate of inventory turnover

Earnings before tax by quarter


MSEK
MSEK
1100
900
700
500
300
100
-100
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Earnings before tax
Earnings before tax, rolling 12 months

Earnings per share by quarter


SEK
SEK
25,00
20,00
15,00
10,00
5,00
0,00
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Earnings per share
Earnings per share, rolling 12 months

in the first quarter 2009 was far lower than normal, implying relatively high metal costs being charged to income for the corresponding period of 2009.

Exchange rates in the first half-year 2010, and in the first quarter especially, were less favourable than in the previous year because the Swedish krona appreciated significantly in 2009 from a very weak level early in the year.

Earnings from currency forward contracts intended to hedge balance sheet positions in foreign currencies were insignificant overall after appreciation of the krona in the first quarter and depreciation of the krona in the second quarter.

Forward contracts intended to hedge payment flows had a positive earnings effect, due to a stronger Swedish krona year on year, while the cash flow effect was negative. Höganäs estimates that the total currency effect, i.e. on gross profit and other operating items, improved income by some MSEK 75 in year on year terms.

Other operating income and operating expenses were MSEK 0 (-43) overall. The figure from the previous year includes MSEK 40 of sales of CO_2 emission rights, and significant losses on long euro forward contracts (from 2005).

Operating income was MSEK 615 (-57). The operating margin for the period was 18.5% (-2.6).

Income before tax was MSEK 601 (-70). Income after tax was MSEK 453 (-53).

Returns


30%
25%
20%
15%
10%
5%
0%
05/Q3 06/Q1 06/Q3 07/Q1 07/Q3 08/Q1 08/Q3 09/Q1 09/Q3 10/Q1
Return on capital employed
Target return on capital employed

Return on capital employed

Return on capital employed for the past 12 months was 23.2% (1.1). Returns continued to improve despite some increase in capital tied up, caused by higher sales. The income improvement had a substantial positive effect on returns.

Progress of Höganäs' business areas

COMPONENTS

The Components business area, which represents some 70% of consolidated sales, covers all powder that is refined into components. Höganäs delivers high-grade metal powder that is refined into components in finished, or semi-finished, form by component producers. In turn, they deliver their components through product or system producers, or directly to OEMs (Original Equipment Manufacturers).

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Net sales	1 323	782	2 487	1 386	4 393	3 292
Operating income	247	-4	460	-95	736	181
Operating margin, %	*18,7*	*neg*	*18,5*	*neg*	*16,7*	*5,5*
Assets			4 066	3 684		3 524
Liabilities			1 072	538		548
Investments	61	46	100	103	190	193
Depreciations	60	56	107	106	216	215
Write-downs						23

Sales

Net sales for the period were MSEK 2,487 (1,386) up 79% year on year.

The net sales increase was mainly caused by higher sales volumes, at +79%. Metal price increases had a positive effect while, while currency effects had a negative impact.

Demand conditions were generally stable in the first half-year. Compared to the weak first half-year 2009, sales volumes were significantly higher in all regions. The only region where sales volumes remained significantly lower than previous highs was Europe.

In Europe, volumes increased marginally in the second quarter compared to the previous quarter (the first quarter 2010), mainly due to progress in Germany. Höganäs judges that the sales reduction in the German automotive industry has been smaller than expected so far, which meant relatively high rates of production for many subcontractors, and the need for further inventory build-ups to restore normal inventory levels. Production rates of component producers were relatively good due to improved export markets.

In Asia, Höganäs' sales volumes increased steadily through the second quarter compared to the first quarter. Healthy sequential growth in China continued. Activity levels were high throughout the Chinese component production industry, in the automotive and tool industries, and other machinery manufacture. In Japan, the rate of production of the component manufacturing industry was largely unchanged on the final quarter 2009, i.e. 15-20% below the highest level of 2008. The focus of Japanese producers is to increase production in China and Southeast Asia. In other Asian countries, some sequential sales gains were noted in Southeast Asia and Korea. Höganäs' customers' rate of production in Korea was favoured by the successes of the Hyundai/Kia group on export markets. High demand in the Indian automotive industry, ahead of higher taxation and new emission standards, which came into effect in April, led to strong sales gains in the first quarter, and then to stabilization in the second quarter.

A new sales record was set in South America in the second quarter, despite the elimination of temporary tax easings introduced in 2009. To some extent, this was due to some customers choosing to bring orders forward to June, to facilitate Höganäs' ERP system changeover on 1 July. North America saw weak growth sequentially in the second quarter, after significant sales gains in the first quarter. The recovery in the automotive industry and among other component producers continued, and high activity levels were noted for many customers ahead of the summer.

Income

Operating income for the period was MSEK 460 (-95) and operating margin was 18.5% (-6.9).

Higher sales volumes had a substantial additional contribution and very positive absorption of fixed costs. Cost savings implemented had a positive impact on income, while appreciation of the Swedish krona had a negative impact. The income comparison on the first half-year 2009 was affected by income then being heavily reduced by hedging gains/losses from previous long euro currency hedging. Additionally, the first quarter 2009 was subject to relatively high metal costs because the rate of inventory turnover then was far lower than normal.

CONSUMABLES

The Consumables business area, which represents some 30% of consolidated sales, covers those powders used in processes like brazing, welding and surface coatings, and in the chemical and metallurgical process industries. Höganäs' customers include producers of welding materials, users of brazing and surface coating technologies and producers of food and animal feed.

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Net sales	460	316	844	628	1 495	1 279
Operating income	86	18	155	-2	234	77
Operating margin, %	*18,7*	*5,7*	*18,4*	*neg*	*15,7*	*6,0*
Assets			1 784	1 360		1 483
Liabilities			248	298		277
Investments	19	12	29	40	61	72
Depreciations	13	14	39	37	77	75
Write-downs						6

Sales

Net sales for the period were MSEK 844 (628), a 34% increase on 2009.

Volume expansion of 52% affected sales positively. Metal price increases also had a positive impact, while product mix and exchange rate fluctuations had a negative effect.

In Europe, sales increases from the first quarter continued into the second quarter, due to some improvement in the manufacturing cycle. Particularly, sales to the welding and aluminium industries progressed well.

After a period of lower sequential demand in Asia early in the year, sales increased in the second quarter. The seasonal sales of hot bags re-gained momentum. Sales of surface coating products increased in Korea and China due to focused sales initiatives and the demand for welding powder increased generally.

The highest-ever quarterly sales were achieved in South America in the second quarter by a wide margin. This was partly due to one customer's need to accumulate inventories, but also new business volumes to the steel and casting industry. Sales of welding powder also continued to increase, driven by volumes to the construction industry and infrastructure investments. Sales volumes in North America levelled off in the second quarter after achieving a record in the first quarter, primarily due to the relocation of the manufacture of friction products from North America to Asia and Mexico.

Income

Operating income for the period was MSEK 155 (-2) and the operating margin was 18.4% (-0.3). In Consumables too, higher sales volumes were the primary cause of the income recovery.

Earnings from metal hedges were worse than for 2009. Rising prices of nickel and copper in the period resulted in losses being realised on forward contracts. On the other hand, sales volumes above forecast meant that metal hedging levels were below 100%. Moreover, not all metals are hedged. Höganäs' overall view is that the net of losses on forward contracts and inventory gains was positive in the period.
The combination of a continued focus on cost control and rising sales volumes meant the margin improvement could continue. It is also noteworthy that income for the first quarter 2009 was charged with some metal inventory losses and inventory impairment losses due to a low rate of inventory turnover.

Group highlights (in the reporting period)

SECOND QUARTER

Launch of a unique electric motor for bicycles

In May 2010, Höganäs launched a new generation of electric motors especially developed for electric bicycles and light vehicles. Because these motors are produced in metal powder, they achieve a unique combination of lower weight, more compact design and high performance. This launch was at EXPO 2010 in Shanghai, because the market for electric bicycles is growing fastest in China and other Asian countries.

This bicycle motor is a good example of Höganäs' "Power of Powder." It is a highly efficient and compact motor for direct power transmission without a gearbox. By combining high power and low weight with a modular design, the motor is suitable for a wide range of applications beyond electric bicycles such as mopeds, motor scooters, other light vehicles, pumps, fans and generators.

Throughout the development process, Höganäs has put a big emphasis on minimising the environmental impact of this motor. Metal powder produced from recycled metal scrap is used for its stator. The motor uses smaller amounts of magnets and copper wire than comparable, traditional electric motors. It has also been developed to enable very efficient recycling.

Höganäs will start marketing its electric motor concept to end-users across several relevant application segments in the autumn, the first being the electric bicycle industry. The intention is to license the motor for contract manufacture.

New President of Europe region

Fredrik Emilson took up the position as President of Höganäs' Europe operation on 15 May 2010. He is also a member of Höganäs' group management.

He joins Höganäs from Pergo, where he headed up their Europe & Asia region. His CV also includes a career in the Trelleborg group, where he held several executive positions, most recently as CEO of Trelleborg Waterproofing.

FIRST QUARTER

Höganäs AB and Roussakis SA collaborating on a major laser surface coating project

Höganäs has been supplying stainless metal powder for laser surface coating to Roussakis SA, a leader in ship repair. Roussakis SA conducted a successful repair of an 11 m long, 26 ton propeller shaft using the powder. This is probably the world's largest laser surface coating project yet. Normally, surface coating is not used on critical components in ship repair, but instead, new parts are fitted. However, double surface coating using two different Surfit® stainless powders from Höganäs enabled an end-result that was harder than the base material, with impact strength three times higher. Because the process was completed with less smelting of the shaft material than in normal welding, there was no negative effect on the actual shaft during the process. Another advantage was that the cost of the repair was significantly lower than the cost of changing the shaft.

This project, regarded as highly successful, demonstrates the strength of this new technology. Thus, Höganäs is paving the way for new applications for its surface coating powders, for propeller shafts, crankshafts and other segments.

Other financial information

FINANCIAL POSITION

The equity/assets ratio was 50.8% at the end of the period, against 51.8% at year-end 2009. Shareholders' equity per share was SEK 86.80, against SEK 76.20 at the beginning of the financial year.

Consolidated financial net debt was MSEK 1,122 at the end of the period, down MSEK 27 on year-end. The net debt/equity ratio at the end of the period was 37% against 43% at the beginning of the financial year.

Net financial income and expenses were MSEK -14 (-13). Interest rates remained low.

Cash and cash equivalents were MSEK 147 against MSEK 130 at the beginning of the financial year. Un-utilised credit facilities of MSEK 1,784 are additional, of which MSEK 1,139 consists of a new three-year credit facility that runs from June 2010 onwards.

Höganäs received an audit memorandum from the Swedish Tax Agency on 2 July 2010, informing the company of its intention to increase the company's taxable income by MSEK 35 for the period 2006-2008 regarding royalty income not charged from subsidiaries in the US, and to impose a tax surcharge. Höganäs intends to respond to this memorandum.

CASH FLOW

Cash flow from operating activities was MSEK 316 (439). The change in working capital had a negative cash flow effect of MSEK 323 in the period, due to sales increase and metal price escalation.

Financing activities had a MSEK -177 (-362) effect on cash flow. Utilisation of confirmed credit facilities increased by MSEK 38 in the period. A cash dividend of MSEK 104 was implemented.

INVESTMENTS, DEPRECIATION AND AMORTISATION

Consolidated net investments in fixed assets were MSEK 129 (143). Depreciation and amortisation of fixed assets was MSEK 146 (143).

HUMAN RESOURCES

There were 1,537 employees at the end of the period, against 1,456 at the beginning of the year.

SHARE CAPITAL

On 30 June 2010, Höganäs' share capital was unchanged at SEK 175,494,660, divided between a total of 35,098,932 class A and B shares, all with a quotient value of SEK 5.00 per share.

RISKS AND UNCERTAINTY FACTORS

The group's and parent company's significant risk and uncertainty factors include business risks in the form of high exposure to the automotive industry. Considering global market conditions in the automotive industry, this risk is highly relevant. Financial risks, primarily currency risks and metal price risks, are additional. No other significant risks are considered to have arisen in addition to those reviewed in Höganäs' Annual Report 2009, with the risk management section and Note 31 offering a more detailed review of the group's and parent company's risk exposure and risk management.

OUTLOOK

The outlook is unchanged compared to the assessment presented in the First-quarter Interim Report on 21 April. Demand conditions are strong in Asia and South America. Höganäs' judgment is that demand will continue to improve gradually in North America, but that the rate of the recovery is uncertain. The view is that underlying European market conditions remain weak. Additionally, a temporary downturn is anticipated in Europe in the second half-year 2010 as the various incentive schemes on the car market are now concluding. Accordingly, for the group overall, there is a risk that sales volumes for the second half-year are weaker than the first half-year 2010. Metal prices and exchange rates are expected to remain volatile, which will affect the progress of income.

PARENT COMPANY

As of 1 January 2010, the operations of the parent company (Höganäs AB) changed so that they exclusively consist of group-wide operations, while the operational component consisting of Europe Region is operated in a separate subsidiary, Höganäs Sweden AB.

Due to this change, comments on the parent company's net sales, results of operations, financial position and transactions with related parties are no longer of material significance to understand progress of the company's financial position and results of operations. The results of operations and financial position are presented in the final section of this Report.

ACCOUNTING PRINCIPLES

This Report has been prepared pursuant to IFRS (International Financial Reporting Standards) as endorsed by the EU Commission for adoption in the EU.

This Interim Report has been prepared pursuant to IAS 34, Interim Financial Reporting, which is consistent with the stipulations of RR 31, Interim Reporting for Groups (issued by Redovisningsrådet, the Swedish Financial Accounting Standards Council). Revised IAS 1, Presentation of Financial Statements, has been applied from 1 January 2009. This change has implications including revenue and expenses previously reported directly in equity now being reported in a separate statement directly after the Income Statement. Pursuant to IFRS 8, segment disclosures should be presented based on management's perspective. Höganäs' segment information was already based on internal reporting as provided to the company management. One consequence is that Höganäs AB's division of segments has not changed from that previously

presented pursuant to IAS 14. Otherwise, the accounting principles applied are unchanged compared to the previous year. For a review of the group's accounting principles and definitions of certain terms, the reader is referred to the Accounting Principles section of the Annual Report for 2009.

This Report has not been subject to limited review by the company's Auditors.

FINANCIAL INFORMATION

Third-quarter Interim Report, 22 October
Year-end Report for 2010, 8 February 2011
First-quarter Interim Report 2011, 27 April 2011
The Annual General Meeting will be held on 2 May 2011
The Annual Report is scheduled for publication during the week ending 17 April (week 15) 2011

STREAMED PRESS CONFERENCE

Alrik Danielson, CEO and President, and Sven Lindskog, Chief Financial Officer, will present this Interim Report in a conference call at 10:30 a.m. on 20 July 2010.

The press conference will be streamed at: www.hoganas.com / Investor Relations / Conference Call. It is open to journalists, analysts and investors. Participants are welcome to call on +44 (0)207 162 0125.

This Half-year Interim Report gives a true and fair view of the parent company's and the group's operations, financial position and results of operations and reviews the significant risks and uncertainty factors facing the parent company and group companies.

Höganäs, Sweden, 20 July 2010



Anders G Carlberg
Chairman of the Board



Karl-Henry Boo
Board member



Alrik Danielson
CEO and President
Board member



Peter Gossas
Board member



Urban Jansson
Board member



Bengt Kjell
Board member



Jenny Lindén Urnes
Board member



Bernt Magnusson
Board member



Tony Petersson
Board member



Erik Urnes
Board member

NB:

This information is mandatory for Höganäs to publish pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 9:00 a.m. on 20 July 2010.

FOR MORE INFORMATION

For more information, please contact:
Alrik Danielson, CEO and President, +46 (0)42 33 80 00
Sven Lindskog, Chief Financial Officer, +46 (0)42 33 80 00

Consolidated Income Statement

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Net sales	1 783	1 098	3 331	2 014	5 888	4 571
Cost of goods sold	-1 261	-890	-2 355	-1 736	-4 230	-3 611
Gross profit	**522**	**208**	**976**	**278**	**1 658**	**960**
Selling expenses	-59	-59	-128	-113	-240	-225
Administrative expenses	-90	-67	-167	-131	-313	-277
Research and development costs	-40	-25	-66	-48	-117	-99
Other operating income	1	32	22	69	22	69
Other operating expenses	-1	-35	-22	-112	-40	-130
Operating income	**333**	**54**	**615**	**-57**	**970**	**298**
Financial income	4	2	4	4	5	5
Financial expenses	-10	-7	-18	-17	-33	-32
Income after financial items	**327**	**49**	**601**	**-70**	**942**	**271**
Tax	-81	-12	-148	17	-230	-65
Net income	**246**	**37**	**453**	**-53**	**712**	**206**
Net income attributable to:						
Parent company's shareholders	246	37	453	-53	712	206
Minority interests	0	0	0	0	0	0
Total earnings for the period	**246**	**37**	**453**	**-53**	**712**	**206**
Earnings per share for the period						
Before dilution, SEK	7,07	1,05	13,02	-1,53	20,46	5,92
After dilution, SEK	7,07	1,05	13,02	-1,53	20,46	5,92
Average number of shares outstanding						
Before dilution ('000)	34 805	34 805	34 805	34 805	34 805	34 805
After dilution ('000)	34 805	34 805	34 805	34 805	34 805	34 805
Number of treasury shares at end of period ('000)	294	294	294	294	294	294
Average number of treasury shares ('000)	294	294	294	294	294	294

Consolidated Statement of Comprehensive Income

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Net income	**246**	**37**	**453**	**-53**	**712**	**206**
Other comprehensive income						
Translation difference	237	-35	226	49	258	-164
Hedging of currency risk in foreign operations	-165	0	-139	-2	-36	225
Cash flow hedges	-7	70	-29	105	-134	196
Income tax relating to components of other comprehensive income	1	-18	-39	-27	46	-110
Other comprehensive income	**312**	**54**	**472**	**72**	**846**	**353**
Earnings per share for the period						
Before dilution, SEK	8,96	1,55	13,56	2,07	24,31	10,14
After dilution, SEK	8,96	1,55	13,56	2,07	24,31	10,14
Other comprehensive income attributable to						
Parent company shareholders	312	54	472	72	846	353
Minority interests	0	0	0	0	0	0

Consolidated Balance Sheet—Summary

MSEK	30-Jun 2010	30-Jun 2009	31-Dec 2009
Intangible fixed assets	256	241	291
Tangible fixed assets	2 546	2 644	2 458
Financial fixed assets	167	201	181
Inventories	1 537	1 098	1 152
Short-term receivables	1 296	860	906
Liquid funds	147	140	130
Total assets	**5 949**	**5 184**	**5 118**
Shareholders' equity	3 021	2 374	2 653
Long-term interest-bearing liabilities	1 210	1 651	1 142
Other long-term liabilities	422	406	378
Current interest-bearing liabilities	59	45	137
Other current liabilities	1 237	708	808
Total shareholders' equity and liabilities	**5 949**	**5 184**	**5 118**
Pledged assets	47	49	47
Contingent liabilities	77	174	81

Changes in Shareholders' Equity—Summary

MSEK	30-Jun 2010	30-Jun 2009	31-Dec 2009
Opening balance	2 653	2 406	2 406
Other comprehensive income	472	72	353
Dividends	-104	-104	-104
Redemption of minority share	-	-	-2
Total shareholders' equity and liabilities	3 021	2 374	2 653

Cash Flow Statement—Summary

MSEK	Second quarter 2010	Second quarter 2009	Accumulated 2010	Accumulated 2009	Last 12 months	Full year 2009
Cash flow from operating activities before changes in working capital	368	149	639	53	1 056	470
Changes in working capital	-146	148	-323	386	-324	385
Cash flow from operating activities	**222**	**297**	**316**	**439**	**732**	**855**
Cash flow from investments activities	-75	-73	-124	-157	-196	-229
Cash flow from financial activities	-118	-294	-177	-362	-527	-712
Cash flow from the period	**29**	**-70**	**15**	**-80**	**9**	**-86**
Liquid funds, operating balance	0	213	130	220	130	220
Exchange rate differences in liquid funds	3	-3	2	0	-2	-4
Liquid funds, closing balance	**32**	**140**	**147**	**140**	**137**	**130**

Key indicators

MSEK	Second quarter 2010	2009	Accumulated 2010	2009	Last 12 months	Full year 2009
Net sales	1 783	1 098	3 331	2 014	5 888	4 571
Operating income	333	54	615	-57	970	298
Operating margin, %	*18,7*	*4,9*	*18,5*	*neg*	*16,5*	*6,5*
Capital employed	-	-	4 291	4 070	4 180	3 932
Return on capital employed, % (latest 12 months)	-	-	-	-	*23,2*	*7,2*
Equity	-	-	3 021	2 374	2 698	2 653
Return on equity, % (latest 12 months)	-	-	-	-	*26,4*	*8,1*
Financial net debt	-	-	1 122	1 556	-	1 149
Debt/equity ratio, multiple	-	-	0,37	0,66	-	0,43
Interest coverage ratio, multiple	-	-	42,9	neg	-	11,0
Key figures per share [1]						
Earnings per share, SEK	7,07	1,05	13,02	-1,53	20,46	5,92
Shareholders´equity per share, SEK	86,80	68,20	86,80	68,20	77,52	76,20
Operating cashflow per share, SEK	6,38	8,53	9,08	12,61	21,03	24,57

[1] Based on 34,805,132 shares (34,805,132) which correspond to the number of shares outstanding as of 30 June 2010 (30 June 2009), after dilution.

Quarterly Consolidated Income Statement—Summary

MSEK	2010 Q 2	Q 1	2009 Q 4	Q 3	Q 2	Q 1	2008 Q 4	Q 3	Q 2	Q 1
Net sales	1 783	1 548	1 364	1 193	1 098	916	1 353	1 575	1 592	1 583
Cost of goods sold	-1 261	-1 094	-982	-893	-890	-846	-1 223	-1 325	-1 252	-1 257
Gross profit	**522**	**454**	**382**	**300**	**208**	**70**	**130**	**250**	**340**	**326**
Selling- and administrative expenses	-149	-146	-143	-115	-126	-118	-114	-110	-116	-110
Research and development costs	-40	-26	-26	-25	-25	-23	-34	-32	-30	-26
Other operating income and expenses	0	0	0	-18	-3	-40	-14	23	38	6
Operating income	333	282	213	142	54	-111	-32	131	232	196
Net financial income and expenses	-6	-8	-7	-7	-5	-8	-15	-19	-5	-5
Income before tax	327	274	206	135	49	-119	-47	112	227	191
Net income	**246**	**207**	**157**	**102**	**37**	**-90**	**-4**	**83**	**170**	**145**

Parent Company Income Statement*

MSEK	Second quarter 2010	2009	Accumulated 2010	2009	Last 12 months	Full year 2009
Net sales	4	624	5	1 000	1 416	2 411
Cost of goods sold	0	-497	0	-802	-1 097	-1 899
Gross profit	**4**	**127**	**5**	**198**	**319**	**512**
Selling expenses	-10	-28	-32	-50	-86	-104
Administrative expenses	-36	-30	-67	-60	-139	-132
Research and development costs	-39	-22	-64	-44	-111	-91
Other operating income and expenses	1	13	0	-15	-17	-33
Operating income	**-80**	**60**	**-158**	**29**	**-34**	**152**
Earnings on shares in group companies	28	0	38	19	39	20
Financial income and expenses, net	-83	0	-21	-8	15	28
Income after financial items	**-135**	**60**	**-141**	**40**	**19**	**200**
Appropriations	-	-	-	-	215	215
Earnings before tax	**-135**	**60**	**-141**	**40**	**234**	**415**
Tax	29	-15	31	-10	-164	-105
Net income	**-106**	**45**	**-110**	**30**	**70**	**310**
Depreciation for the period	5	34	10	69	88	147

Parent Company Statement of Comprehensive Income

MSEK	Second quarter 2010	2009	Accumulated 2010	2009	Last 12 months	Full year 2009
Net income	**-106**	**45**	**-110**	**30**	**70**	**310**
Other comprehensive income						
Cash flow hedges	-9	69	-21	103	113	191
Income tax relating to components of other comprehensive income	2	-19	5	-28	-30	-51
Other comprehensive income	**-113**	**95**	**-126**	**105**	**153**	**450**

Parent Company Balance Sheet—Summary*

MSEK	30-Jun 2010	30-Jun 2009	31-Dec 2009
Intangible fixed assets	41	56	120
Tangible fixed assets	112	1 260	1 164
Financial fixed assets	3 760	2 277	2 276
Inventories	0	448	495
Short-term receivables	188	515	528
Liquid funds	30	12	19
Total assets	**4 131**	**4 568**	**4 602**
Shareholders' equity	951	892	1 181
Untaxes reserves	694	910	695
Long-term interest-bearing liabilities	1 159	1 637	1 105
Other long-term liabilities	858	608	904
Short-term interest-bearing liabilities	24	0	79
Other current liabilities	445	521	638
Total shareholders' equity and liabilities	**4 131**	**4 568**	**4 602**
Pledged assets	10	10	10
Contingent liabilities	346	443	337

Changes in Shareholders' Equity—Summary

MSEK	30-Jun 2010	30-Jun 2009	31-Dec 2009
Opening balance	1 181	889	889
Change in hedging provision	-16	77	140
Group contribution paid/received, net	-	-	-54
Net income	-110	30	310
Dividends	-104	-104	-104
Total shareholders' equity and liabilities	**951**	**892**	**1 181**

* As of 1 January 2010, the operational segment was transferred to a separate subsidiary, Höganäs Sweden AB. Subsequently, the parent company's operations consist of group-wide activities only. Comparative figures for the previous year have not been re-stated.